TRENT

17 September 2007

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

07027032

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Director/PDMR Shareholding'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

SUPPL

Encl.

PROCESSED
OCT 0 3 2007
THOMSON
FINANCIAL

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2007\ZF - Director-PDMR Shareholding -17 September 2007.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Severn Trent Plc (the "Company") announces that, as part of the ongoing remuneration arrangements for its non-executive directors, the following ordinary shares of $97^{17/19}$ pence each in the Company have been purchased:

Name	Date of Purchase	No. of Shares Bought	Price (£)	Total Shareholding Following this Purchase
Bernie Bulkin	17 September 2007	158	13.5775	397
Richard Davey	17 September 2007	145	13.5775	444
Sir John Egan	17 September 2007	754	13.5775	6,863
Martin Houston	17 September 2007	91	13.5775	1,177

www.severntrent.com

END